U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

[X] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

Commission file number:

GERDAU AMERISTEEL CORPORATION

(Exact name of registrant as specified in its charter)

Ontario	3312	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))

Hopkins Street South
Whitby, Ontario
Canada L1N 5T1
(905) 668-3535
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Phillip E. Casey
Chief Executive Officer
Gerdau, Ameristeel Corporation
5100 West Lemon Street
Tampa, Florida 33629
(813) 286-8383
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Securities registered or to be registered pursuant to Section 12(g) of the Act. Common Stock

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Senior Notes due 2011

For annual reports, indicate by check mark the information filed with this Form:

[ ]	Annual Information Form	[ ]	Audited Annual Financial Statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ___ No X

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes X       No__

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
FORWARD-LOOKING STATEMENTS
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX
Reconciliation to U.S. GAAP
Consent of PricewaterhouseCoopers LLP
Comment of PricewaterhouseCoopers LLP

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

     In accordance with General Instruction B(1) of Form 40-F, the Registrant hereby files or incorporates by reference in this registration statement Exhibits 99.1 through 99.34, inclusive, as set forth in the Exhibit Index attached hereto.

OFF-BALANCE SHEET ARRANGEMENTS

     The registrant does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payment due by period
		Less than			More than
Contractual Obligations (US $000s)	Total	1 Year	1-3 Years	3-5 Years	5 years
Long-term debt (1)	$565,635	$2,973	$4,795	$136,679	$421,188
Capital Lease	$1,328	$332	$664	$332	—
Operating leases (2)	$75,540	$11,403	$17,692	$12,043	$34,402
Purchase Obligations (3)	$37,150	$37,150	—	—	—
Pension funding obligations (4)	20,152	20,152	—	—	—

Total	$699,805	$72,010	$23,151	$149,054	$455,590

(1)	Total amounts are included in the December 31, 2003 consolidated balance sheet. See Note 7, Long-term Debt, to the consolidated financial statements.

(2)	Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2004.

(3)	A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(4)	Pension funding obligations are included only for 2004 as the amount of funding obligations beyond the next year or not yet determinable.

FORWARD-LOOKING STATEMENTS

     Some statements included and incorporated by reference in this registration statement constitute forward-looking statements. The words “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” or “should” and similar expressions, as they relate to us or our management, are intended to operate as “forward-looking statements.” Such forward-looking statements may also be included in various other filings that we make with the SEC.

     These forward-looking statements are not historical facts but reflect our expectations at the time the statement was made concerning future results and events. While we always intend to express our best judgment when we make statements about what we believe will occur in the future, and although we base these statements on assumptions that we believe to be reasonable when made, these forward-looking statements are not a guarantee of performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many uncertainties and other variable circumstances, many of which are outside of our control, that could cause our actual results and experience to differ materially from those we thought would occur.

     The following listing represents some, but not necessarily all, of the factors that may cause actual results to differ from those anticipated or predicted: the highly competitive nature of the global steel industry; our level of indebtedness; the substantial capital investment and similar expenditures required in our business; steel imports; changes in market supply and demand for steel; increases in the cost of steel scrap, energy and other raw materials; joint ventures that we do not control; the cost of compliance with environmental laws; our ability to fund our pension plans; our ability to renegotiate collective bargaining agreements and avoid labor disruptions; our ability to integrate successfully our operations after the combination of Gerdau North America and Co-Steel; adverse currency fluctuations; unexpected equipment failures and plant interruptions or outages; the accidental melting of radioactive scrap metal; competition from substitute products; goodwill impairment; our participation in consolidation in the industry; interest rate risk; the loss of key employees; and the impact of having a controlling shareholder.

     Any forward-looking statements that we make in this registration statement speak only as of the date of the forward-looking statement, and we undertake no ongoing obligation to update such statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this registration statement.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking.

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process.

     The Company filed a Form F-X in connection with the securities being registered on this registration statement on May 21, 2003.

     Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to Commission by an amendment to the Form F-X filed previously in connection with the securities being registered on this registration statement.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on April 27, 2004.

Gerdau Ameristeel Corporation

By:	/s/ Phillip E. Casey

Name: Phillip E. Casey Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Material Change Report, dated April 8, 2004 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on April 13, 2004)

99.2	Form of Proxy for use in connection with the May 6, 2004 Annual Meeting of the Shareholders (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on April 13, 2004)

99.3	Annual Report for the fiscal year ended December 31, 2003, which includes Management’s Discussion and Analysis for the year ended December 31, 2003 and Consolidated Financial Statements for the year ended December 31, 2003 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on April 13, 2004)

99.4	Press Release, dated April 1, 2004 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on April 13, 2004)

99.5	Press Release, dated March 29, 2004 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on April 13, 2004)

99.6	Press Release, dated March 26, 2004 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on April 13, 2004)

99.7	Notice of Annual Meeting and Management Information Circular, dated March 25, 2004 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on April 13, 2004)

99.8	Press Release, dated February 16, 2004 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on April 13, 2004)

99.9	Press Release, dated January 28, 2004 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on April 13, 2004)

99.10	Material Change Report dated January 26, 2004 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on January 26, 2004)

99.11	Press Release, dated January 23, 2004 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on January 26, 2004)

99.12	Material Change Report, dated December 19, 2003 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on December 19, 2003)

99.13	Press Release, dated December 19, 2003 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on December 19, 2003)

99.14	Interim Financial Statements for the quarter ended September 30, 2003 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on November 26, 2003)

99.15	Interim Management’s Discussion and Analysis for the quarter ended September 30, 2003 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on November 26, 2003)

99.16	Press Release, dated October 29, 2003 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on April 13, 2004)

99.17	Quarterly Report for the quarter ended June 30, 2003 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on April 13, 2004)

99.18	Press Release, dated July 29, 2003 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on April 13, 2004)

99.19	Material Change Report dated July 2, 2003 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on July 3, 2003)

99.20	Press Release, dated June 27, 2003 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on June 30, 2003

99.21	Press Release, dated June 23, 2003 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on June 24, 2003)

99.22	Material Change Report dated June 9, 2003 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on July 9, 2003)

99.23	Press Release, dated June 9, 2003 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on June 9, 2003)

99.24	Quarterly Report for the quarter ended March 31, 2003 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on April 13, 2004)

99.25	Renewal Annual Information Form 2002 (incorporated by reference to the Company’s Form 40-F, as filed with the Commission on May 21, 2003)

99.26	Press Release, dated April 29, 2003 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on April 13, 2004)

99.27	Form of Proxy for use in connection with the May 6, 2003 Annual Meeting of Shareholders (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on April 17, 2003)

99.28	Annual Report for the fiscal year ended December 31, 2002, as amended (incorporated by reference to the Company’s Form 40-F, as filed with the Commission on May 21, 2003)

99.29	Notice of Annual Meeting and Management Information Circular dated March 31, 2003 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on April 17, 2003)

with the Commission on May 21, 2003)

99.30	Press Release, dated April 9, 2003 (incorporated by reference to the Company’s Form 6-K, as filed with the Commission on April 10, 2003)

99.31	Press Release, dated January 29, 2003 (incorporated by reference to the Company’s Form 425, as filed with the Commission on February 11, 2003)

99.32	Reconciliation to U.S. GAAP for the consolidated financial statements for the year ended December 31, 2003 (included in Exhibit 99.3 above)

99.33	Consent of PricewaterhouseCoopers, dated April 26, 2004

99.34	Comment of PricewaterhouseCoopers, dated March 12, 2004